UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 26, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the First Quarter 2022 Results of UBS Group AG and UBS AG, and the related speaker notes and Q&A session, which appear immediately following this page.

First quarter 2022  results

26 April 2022

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  fourth quarter 2021 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – Key messages

Thank you Sarah.  Good morning everyone.

The first quarter of 2022 was dominated by extraordinary geopolitical and macro events as a result of Russia’s invasion of Ukraine.  And during these turbulent times, we’ve remained focused on three key priorities: executing our strategic plans, serving our clients, and managing risk.

We once again proved the benefits of our global scale and the power of our ecosystem for investing.  And we’re working hard to enhance them every day.  Our clients had to navigate a challenging and complex environment, as you can well understand, so our focus was to really stay close to them and advise them on their portfolios and risk management.  At the same time, we prudently managed our own risks.  By working together across the businesses and the control functions, we further reduced our exposures to Russia.

Our focus on clients and risk management resulted in another strong quarter financially.  And it highlighted the resilience of our diversified business.

Slide 4 – We are executing our strategy to drive growth and efficiency

We have and will continue to execute on our strategy regardless of the market volatility.  On slide 4, you can see some of the milestones that we have achieved so far this year.

In an environment of higher rates, higher inflation, higher volatility, it’s more important than ever to ensure that portfolios are well diversified, including exposure to alternatives.  And during the last quarter, our wealth management clients committed 8 billion to private markets.

Our US clients continue to value our seamless offering for Separately Managed Accounts.  We saw another 7 and a half billion of inflows in the first quarter.

Sustainability, as you can well imagine, remains an important for our clients, and for us as well.  And this quarter, we launched a number of sustainable finance products.  For example, a new climate transition fund in collaboration with Aon.  And in Switzerland we now also offer mortgages with preferential interest rates if the proceeds are used to improve the energy efficiency of buildings.

Our clients are at the center of our strategy,  so we’re particularly proud to have been named number one in client satisfaction across US wealth management firms in the J.D. Power survey.  But also, in the latest Euromoney Private Banking Survey we received 192 awards, including Best Wealth Manager in Asia Pacific and Best Wealth Manager in Western Europe, as well as the Best Wealth Manager in Sustainable Investing globally.  And we were awarded currency derivatives house of the year in the 2022 Risk Awards. So, accolades from many different institutions for how we are doing.

We are also continuously evolving our mobile applications, making it even easier for our clients to stay connected with us.  More than half of our personal clients in Switzerland are active on mobile banking, now.  We process more than three times as many mobile logins as we do desktop logins. So you see also that trend here moving away from desktop to mobile.

To make us even better in delivering our client promise, we are driving culture change across the firm.  Earlier this month, ten thousand colleagues became part of Agile@UBS, our agile way of working.  We are removing silos and bringing different types of expertise together in teams.

We continue also to support hybrid working.  For example, in the US we launched an industry-leading approach to flexible working that will provide employees in eligible roles with the opportunity to work 100% remotely.  And that’s in addition to the two thirds of employees who we’ve already enabled to work in hybrid models.

Now, in short, we’re continuing to focus on our strategic imperatives as you can see.

Slide 5 – Sustainability is core to our purpose and ecosystem

One of those is also Sustainability, core to our ecosystem, part of our purpose, strategic focus as well, especially in these volatile times where we should not forget about this, and you see an update on this on slide 5.

On the People side, we are supporting the people in Ukraine and those who have fled the country.  Clients and employees can donate towards relief efforts through the Optimus foundation.  Together with XTX Markets, we have committed to match those donations.  So far, the total amount of around 30 million is raised.  And with our goal to reach up to 50 million, so still going to a higher number here, but we have 30 million raised up to now. We also advanced on our priority to address wealth inequality.  For example, we introduced an Inclusive Investing Group in the US, and that team specializes in helping clients promote diversity and inclusive growth through their investments.

On the Planet side, as you may well remember we had our AGM earlier this month, our shareholders voted in favor of our climate roadmap across the different scopes.  We’ve also received valuable feedback there.  So we will stay engaged with shareholders as we further evolve our targets and methodologies that we apply. One way in which we’ll evolve our climate reporting is by disclosing emissions based on the Partnership for Carbon Accounting Financials - PCAF in short.  This standard should also help us expand our Scope 3 disclosures over time.  We also became a founding member of Carbonplace, an innovative trading platform being developed to create a truly scalable voluntary carbon market.  And we joined the Green Software Foundation as a steering member to help us achieve net zero emissions from our own operations.

So you see, it’s been another important quarter also from a sustainability agenda perspective.

Slide 6 – Helping our clients navigate challenging markets

Now, as mentioned before, the market backdrop was dominated by the war in Ukraine and subsequent sanctions against Russia.  But even before the war, markets were volatile.  Lower growth expectations dampened investor sentiment, especially in China, inflation was already fueling fears of tighter monetary policy.  And in this environment, our ecosystem continued to grow and you can see that on slide 6.

Our clients turned to us for advice, execution and liquidity.  And this is a true reflection of their confidence in our stability, our global reach and our knowledge, our local knowledge, our sector knowledge.

We intensified our client engagement and provided more insights through our Chief Investment Office research that covered topics ranging from the war, to inflation to interest rates and more.  Just to give you a bit of an idea as to how close we stayed to our clients.  Our CIO hosted over 1,000 dedicated events, reaching more than 100,000 clients and prospects, advising as to how to deal with the current situation.

And that proactive outreach, research, and advice gave our clients guidance in their investment decisions.  We saw 19 billion inflows into fee-generating assets, and that’s a 5% annualized growth rate.  And the bulk of these were in mandates. In addition, we saw strong inflows into our Asset Management capabilities, we continued to see growth across our Hedge Fund businesses, as well as passive products, separately managed accounts and sustainable investments, with net new money excluding money markets at 14 billion.  Our personal banking clients in Switzerland also continued to put their money to work in investment products.  Inflows were 1 billion in the quarter, and that’s a 16% annualized growth rate and the majority of these inflows were into mandates, where sustainable investing is a major driver of growth.

Our institutional clients had many opportunities to trade as well.  Volatile markets drove trading volumes, especially in EMEA.  Our clients were particularly active in equity derivatives and foreign exchange, where we were able to facilitate high volumes, manage risk and provide access to liquidity.  And all this resulted in the highest Global Markets revenues on record.

So, to conclude, throughout these complex times, our clients continued to put their trust in us.

Slide 7 – We reduced Russian exposures early and actively…

And one of the reasons is that they value us is for being a source of stability, and see our strong capital position and our strong control environment, they see this as an important assets to work with us.

And on slide 7, we give you an update on Russia.  So being a strong partner for our clients also means managing our own risks proactively.  And as you can see on the right-hand side here, we significantly reduced our already-low exposure to Russia during this quarter.  We’re focused on complying with all applicable sanctions as the situation rapidly evolves.

Slide 8 – …and delivered strong firm-wide results

Now, this diligent risk management, combined with our global diversification, made us more resilient.  Our clients turned, as indicated, for advice through these challenging times.  And these times present challenge but also opportunities. We remained disciplined on costs.  And this led to the strong firm-wide financial results as you can see on slide 8.

Operating income was up 8% vs. a year ago, making this the 7th consecutive quarter of year-on-year growth.  Positive operating leverage meant pre-tax profit was up 19% and net profit was up 17%.

Return on CET1 capital reached 19%, and our cost/income ratio decreased over 3 percentage points to 70.7%.  We also repurchased 1.7 billion of shares in the quarter, and we’re well on track to buy back around 5 billion by the end of the year.

So we’re capturing opportunities to drive growth on both the top and bottom lines.  And as we do that, we’re executing our strategic plans as well as our vision to convene THE global ecosystem for investing.

And with that, I’ll hand over to Kirt, who will take you through our numbers before we get into Q&A.

Kirt Gardner

Slide 10 – 1Q22 net profit USD 2.1bn; 19.0% RoCET1

Thank you, Ralph.  Good morning everyone.

At 2.1 billion, we delivered the best net profit for a first quarter since 2007.  This translates to a 19.0% return on CET1 capital, and a 16.0% return on tangible equity.  PBT was 2.7 billion, up 19%.

Net credit loss expenses were 18 million.  We made some updates to our scenarios and weightings to reflect the current environment, and we continued to apply a management overlay given ongoing macroeconomic uncertainty.  As of March, the total overlay was 204 million, a 20 million reduction from 4Q21.

Turning to expenses.  We remained disciplined in the quarter, managing to keep our expenses – excluding variable and FA compensation, currency effects and litigation – in line with our full-year guidance of increasing around 2%.  This helped us to deliver a cost-to-income ratio of 70.7%, which we achieved while continuing to invest for growth and while absorbing some inflationary pressure, notably on salaries.

Slide 11 – Global Wealth Management

Moving to our businesses.  GWM PBT was down 7% to 1.3 billion, despite double-digit growth in EMEA and Switzerland.  Positive top-line contributions from all regions outside of APAC supported 1% higher operating income that was more than offset by higher operating expenses.

Revenue growth in the US led to higher financial advisory [edit: advisor] compensation, which, together with an increase in litigation provisions, drove costs higher by 5%.

Net new fee-generating assets were 19 billion in the quarter, an annualized growth rate of more than 5%.  All regions contributed positively, with the highest net inflows from the Americas.  This quarter’s net new fee-generating assets were mostly driven by net mandate sales of 21 billion.  We also saw continued strong momentum in private markets, where clients committed 8 billion in the first quarter, as Ralph mentioned earlier.

Net new lending in the quarter was 0.5 billion, as continued positive momentum in the Americas and Switzerland, was partially offset by deleveraging in APAC and EMEA.

Slide 12 – Global Wealth Management [income slide]

Moving to income.  Recurring net fee income grew 7% year-on-year, mostly driven by net new fee-generating asset momentum over the last year, notably from our SMA initiative in the US and from discretionary mandates in the other regions, along with inflows into alternatives.

Sequentially, recurring fee income was down 3% as the effect of negative market performance and the lower day count more than offset revenue tailwind from NNFGA.  As a reminder, client billing on mandates is calculated based on average daily balances in the Americas, and based on prior month-end balances in other regions.

Net interest income increased 14% year-over-year, with higher deposit margins and volumes, as well as growth in lending balances.  Sequentially, NII was up 2%, in line with our guidance.

Transaction-based income decreased 19% versus an exceptional 1Q21.  These results were reflective of the challenging geopolitical and macro backdrop that Ralph already described, which affected risk-taking, especially in APAC where transaction revenues decreased by around 40%.  Despite these factors, we saw continued very strong momentum in alternatives and private markets.  Entering the second quarter, clients have generally remained cautious with activity levels reflective of continuing geopolitical and macro uncertainty.

Looking ahead, we anticipate this to persist, especially in Asia given the added effects of COVID-related lockdowns.  This will likely affect both transaction and recurring revenues.  Given that the market is now factoring in additional rate hikes in the US, we expect to more than offset these headwinds – assuming markets remain flattish – with higher NII over the course of the year.  For the remainder of 2022, we anticipate an increase of around 1 billion NII year-on-year, based on current forward rate curves and quarter-end balance sheet.  The majority of this increase will materialize in the second half of 2022.

In the second quarter, we could see around 15% growth sequentially.

Slide 13 – Personal & Corporate Banking (CHF)

We continue to see very strong business momentum in P&C and good cost control, driving PBT up 10% to 395 million Swiss francs.

Operating income increased 3%, with a 112 million increase from transaction, recurring, and net interest income.  This was partly offset by a 16 million valuation loss compared with a 26 million gain in 1Q21 along with credit loss expenses of 21 million compared with 22 million credit loss releases in 1Q21.

Costs were down 1%, benefiting from branch closures in 1Q21, partly offset by increased tech costs as we continue to execute our digital strategy.  The cost-to-income ratio was 58%, a 5 percentage-point improvement year-on-year.

Transaction-based income increased 25% to a record level on higher revenues from credit card and foreign exchange transactions, also reflecting an increase in travel and leisure spending by clients.

Recurring net fee income was up 15% to an all-time high, primarily on higher revenues from mandate, investment fund, and account fees.  Continued momentum in recurring fees was helped by 2.8 billion of net new investment product inflows over the past 12 months.  NII increased by 5% year-on-year, mostly as a result of deposit optimization measures.

For the quarter, Personal Banking net new investment product flows was a record 1 billion, an annualized growth rate of 16%.

Slide 14 – Asset Management

In Asset Management, PBT was down 23% from a particularly strong 1Q21.

Net management fees were up 3%, as flows over the last twelve months supported continued net-new run-rate fee momentum.  Performance fees were down, against an exceptionally good 1Q21.

Invested assets were 5% lower sequentially, reflecting lower market performance and adverse currency effects.  Net new money excluding money markets was 14 billion dollars for the quarter, including 2 billion in alternatives, with inflows across all distribution channels.

Costs were down 2%, helping to keep Asset Management’s cost-to-income ratio just below 70% for the quarter.

Slide 15 – Investment Bank

The IB’s PBT increased to 929 million, delivering a return on attributed equity of 28%.

Global Markets delivered its highest quarter on record, up 59% year-on-year.  Excluding the loss on the default of a prime brokerage client in 1Q21, Global Markets revenues increased by 4%, primarily driven by higher income from equity derivatives, rates and foreign exchange products.

Global Banking revenues were down 30% to 550 million in the first quarter, outperforming the global fee pools across Advisory, ECM, DCM and LCM.  Concerns about Inflation and the monetary policy response, along with Russia’s invasion of Ukraine, weighed on investor sentiment.  Capital markets revenues decreased 41% on subdued issuance and deal flow, especially in equity capital markets.  Advisory income was 3% lower versus a very strong 1Q21.

Operating expenses were up 6%, as variable compensation increased as a result of higher revenues.  The cost-to-income ratio was 68%.

Slide 16 – Capital and leverage ratios

As of end-March, our CET1 capital ratio was 14.3% and our CET1 leverage ratio was 4.16%.

RWA increased by 10 billion sequentially.  Credit and counterparty credit risk increased due to higher client activity and market-driven movements in derivatives in the IB and GWM, as well as higher lending activities in GWM and P&C.

Market risk RWA increased by 3 billion on higher average regulatory and stressed VaR from market moves across asset classes.

Operational risk RWA increased by 2.1 billion in the quarter, reflecting the court decision in the French cross-border matter in December last year.  A further 2.0 billion will be reflected in the second quarter of 2022, bringing the op. risk RWA increase related to this matter to 4.1 billion.

We continue to aim to buy back around 5 billion during 2022.  As of the 22nd of April, we have repurchased 2.1 billion in shares, of which 1.7 billion in the first quarter.  Together with around 400 million dividend accruals, this represents almost 100% of our 1Q net profit.

Before we move to Q&A, I would like to sincerely thank everyone here at UBS, our shareholders and analysts, my colleagues at the Group Executive Board and the Board of Directors.  It has been a great privilege to be UBS’s CFO for 26 quarters.

Ralph Hamers

And maybe I can add to that, Kirt. On behalf of all the colleagues here at UBS and also the audience here today, I think, still open for questions later, but I'd like to thank you for what you have done for UBS as the CFO, what you have done here in these quarterly result meetings as well, making sure that we were all very well-prepared, that we could give the answers, they can ask, and be very disciplined, make sure that there's a real discipline there. And thank you for your support over the last almost two years to me, as a real wingman. So, I'm sure there is going to be – there is a smooth transition in place already with Sarah, but we’ll miss you. So, thank you very much, Kirt.

Kirt Gardner

Thank you, Ralph.

Analyst Q&A (CEO and CFO)

Kian Abouhossein, JPMorgan

Yes. Thank you very much for taking my question. And first of all, thank you for all your support, Kirt, and all the best in your future endeavors.

So coming to the question, the first question is regarding wealth management. In regarding, in respect to Asia Pacific, can you talk a little bit about the ongoing trends - you mentioned continued slowdown, this lockdown, etcetera. Can you talk a little bit about the trends that you're seeing on the revenue line, unwinding, net new money flows, transactions? How should we think about that through the year? And in that context, you clearly talk about the offsets through the 1 billion NII. Can you talk about the deposit beta and how we should think about that progression on a relative basis? You mentioned second half mainly but also through the second quarter, if I may.

The second question relates to more around the issue of cost. I just wanted to see if you could reiterate the guidance on cost ex-variable if that still stands considering the environment that you operate in terms of inflation? Thanks.

Ralph Hamers

Okay. Thank you, Kian. I'm sure Kirt is going to fill in on a couple of things. I'll take the first one on cost there as your last question, but it is an important factor that you all feel comfortable around that. So, on the cost side, clearly there's inflation. There is some upward pressure that we see as well coming through. More in the US, a bit in Asia. And across the investment bank, we see cost pressure coming up around salaries. But, you know, I think the – one of the good things about UBS is that we are globally very well diversified, with a large part of our cost base actually here in Switzerland, which for once helps us from that perspective. It's probably not the cheapest place to operate a bank from, but it is certainly a place where inflation is low and is manageable at this moment in time as well. And that's what we expect to continue. So, that helps us in terms of managing our costs globally.

Secondly, as you know, we launched a year and a half ago already a cost savings program of a billion. We delivered 200 million of it last year. We are planning and on our way to execute, to deliver 400 million here as well. So, we feel comfortable with still guiding a 2% cost increase ex-litigation, ex-foreign exchange and ex-variable comp depending on the market how the market develops. And we are committed to the cost-to-income ratio of 70% to 73% there. So, that's the one on cost.

On Asia-Pacific, on the number side, Kirt can give you more. What we see is actually a similar sentiment with clients from last quarter. So, muted appetite to invest, a bit of a “wait-and-see” pattern in terms of active investments. Positive net new fee-generating assets also this quarter. So, basically, UBS, as a firm, the stability, the quality of our advice does attract money also with Asian clients and so we still see the inflows.

We have seen certainly also continuous deleveraging as well, third quarter in a row. So, those are kind of the patterns. And clearly there's so many factors in the world at this moment that make investors sideline some of the ammunition for it to come back quickly into the market.

So, that I truly think that the moment China opens up and there is less strict lockdowns, that there is going to be more confidence and money of that will come back. Furthermore, for the numbers, specific numbers maybe, Kirt, you can add?

Kirt Gardner

Yeah. Thank you, Ralph. So, Kian, I would just add, apart from the transaction revenue just related to client sentiment and also just recall that overall Asian markets, of course, have performed poorly relative to other regions and we started to see, of course, declines, particularly in China equities last year in the third quarter with the launch of common prosperity. So, also we're seeing impacts on recurring revenue and clearly that's going to continue depending on the movements that we see going forward overall in Asian markets.

Regarding the 1 billion in NII progression: in terms of the pattern of beta, it wouldn't be surprising to you what we expect is betas overall – our beta overall will be lower as we see the front end of the increases in interest rates. And as this progresses, and we start to get into particularly 2023, we would expect our beta to rise and we've obviously built that into the outlook around the 1 billion that we mentioned that we expect in the upcoming three quarters.

I would also highlight, since it was part of your Asian question, clearly we will see that benefit in Asia-Pacific, although as well that will be partly offset by the fact that we've now seen deleveraging three quarters in a row. So, clearly that impacts our lending revenue in APAC.

Kian Abouhossein, JPMorgan

Thank you.

Operator

The next question is from Andrew Coombs from Citi. Please go ahead.

Andrew Coombs, Citigroup

Good morning. Two questions. Just staying on the same themes, I guess. And also echo the comments to Kirt as well all the best for the future. First question just on Asia deleveraging. I know you talked about Asia investors still being a bit in “wait-and-see” mode, but do you think the bulk of the deleveraging is now done? Just in here would you expect Asia GWM to turn the Asian part of GWM to turn back to loan growth?

And then the second question on interest rate sensitivity. Previously you gave guidance based on the NII uplift on the forward curves; forward curves obviously continue to steepen. So, any additional commentary you can provide there based on 2022 and also 2023 in terms of implications for net interest income? Thank you.

Ralph Hamers

Okay. And maybe on deleveraging. So, what we see in deleveraging in Asia is basically actively managing together with our clients the lending facilities that we have in order to support our investments. So, how the market develops with the development of the markets, you may either see maybe more leverage again coming – or going forward or less leverage, it's more or less determined by the markets and how we ensure that the loan to values in there – in our facilities stay managed.

On top of that, I do think that if you look at our strategy for growth for growth in Asia, one of those initiatives called, you know, the Global Family and Institutional Wealth approach is one that is certainly also focused on the real higher-end of the wealth band, family offices in Asia. So, you could expect some more leverage being extended in that segment, but in small steps, because clearly, I think we should also make sure that we stay prudent in what we do.

So, leverage is more driven by markets and our prudent risk management together with our clients, and clearly – if the markets go back up, you could see the leverage going back up as well. And on top of that, then the Global Family and Institutional Wealth Initiative at over time will provide – is expected to provide more leverage also into the Asian region. Kirt?

Kirt Gardner

Yeah. Thank you. Just one other comment related to lending APAC, I think as you know that's the region where we have the highest leverage penetration. So, our Asian clients do tend to like to use leverage as part of their investment strategy, but also, you see actually therefore sharper deleveraging when they turn negative, but you also see sharper pickup when they turn positive. And that's the pattern we would expect to see going forward.

Now, overall, on – in interest,– I'm not sure I got completely your question, but just we guided the last quarter that we expected around 750: 700 actually pertaining to GWM, 50 million into P&C. We indicated now that we're at just around 1 billion. There's another roughly around 100 million in P&C. So, you've also seen, of course, an increase in the P&C effects as forward curves have moved on from when we last guided.

And also, as we mentioned, this is based on static balance sheet. So, any movements you might see in terms of balance sheet inflows or outflows, both of the lending and the deposit side, of course, will have an impact overall on what we expect.

You mentioned guidance around 2023. We haven't provided any. But I think just if rates hold, obviously what you would expect is quarter-on-quarter as we get into the first quarter next year and the second quarter, you should see increases just because of the pattern of rates and what we expect to see through the course of this year.

Andrew Coombs, Citigroup

Very clear. Thank you, guys.

Operator

The next question is from Magdalena Stoklosa from Morgan Stanley. Please go ahead.

Magdalena Stoklosa, Morgan Stanley

Thank you very much, and good morning. I think, of course, before the questions, well, Kirt, also from us well thank you very much for our partnership over the years and for bearing with us, you know, at times and all the best of luck in whatever the future brings.

I've got two questions for you this morning. One is about the net new money because, of course, I'm sorry, net new fee-generating assets. We've got a very strong inflows this quarter. And I just wondered if you could give us a sense of kind of what's driving the inflows? I assume they are kind of much more advisor led from the perspective of the channel, you know, whether they're existing accounts or new accounts. Could you just kind of give us a sense, you know, where the – how the 19 billion got generated.

And my second question I supposed is on the – going back to the NII. Because you've given us the $1 billion guidance, and you kind of slightly avoided the topic of the deposit betas and whether by any chance that number - or what would have to happen for that number to be slightly higher, particularly when we look at your kind of 100 basis points kind of parallel shift disclosure? Thanks very much.

Ralph Hamers

Thank you, Magda. Yeah. So, on the net new fee-generating assets, I think that's – actually it's more or less existing clients where we do see a further demand for mandates. So, you see that the large part of the net new fee-generating assets is moving into the mandate business, which is what we advise. So, that's good. If you look at the more geographic developments, we still saw positive net new fee-generating assets in Asia-Pacific. But the largest growth continues to be in the Americas there. And then maybe as to specific products, as we have indicated, the alternative product is a very important product there. There's still demand for sustainability with clients coming through as well. So, that's – those are basically the flavors that do quite well at this moment in time.

Kirt Gardner

Yeah. And maybe I could add a couple comments. I think within that you saw the continued momentum in SMAs. And there we do believe that we're certainly taking share overall in SMAs since we – we implemented and executed that initiative. And also, in terms of some of the patterns, like if you look at alternatives, there's been movement into credit, as well as real estate, and as you might expect, there's also been movement, more movement into fixed income versus equities overall, if you look at the patterns of investment across mandates funds in alternatives.

On the NII side, I'm not exactly sure, you do mention our 100 basis points math that we put out in our report. I would just highlight of course you've seen that number come down and that'll continue to come down as interest rates go up, because you do see a compression in the upside as we see higher interest rates. And so, that should give you a little bit of an idea of incremental sensitivity if we were to see interest rates increase, as there I think there's a couple of factors, the higher the interest rates, the more of the time, of course, we generally see higher betas, but also we also see our outflows from deposits and movements into money markets and into other opportunities with at least some level of interest.

Magdalena Stoklosa, Morgan Stanley

Thanks very much for that actually. Thank you. And then, can I just follow up on the – on the alternative side, when you – when you see, because, of course, you've also see – you've also kind of shown almost 8 billion of the commitments. How do you assess your kind of capabilities, internal versus partnerships within your broad alternatives business?

Ralph Hamers

Yeah. That's a good question. Clearly, we have our own capabilities as well within asset management. We have O’Connor as  you know, developing specific funds. We have real estate capabilities and asset management as well, multi-asset capabilities as well. But for more private equity-like businesses, we clearly also look at external partners, that – like Magda – that's the whole concept of the ecosystem, right? So, for us very important that the market sees that we are the largest market for private money globally. And that we are very attractive as an ecosystem for also third parties to come to and distribute their products. And therefore, we're open. We're open to a third-party products there as well. So, whoever has – whoever is a player that we can curate onto the platform and have attractive opportunities for us to advise to our clients, we do so. And on the private equity side, there is many steps to be taken there also to join forces with actual parties.

Magdalena Stoklosa, Morgan Stanley

Great. Thank you very much.

Operator

The next question is from Stefan Stalmann from Autonomous Research. Please go ahead.

Stefan Stalmann, Autonomous

Yes. Good morning. And also from my side, Kirt, thank you very much for the help over the years and all the best going forward.

I have two questions, please. The first relates to Russia and Russian clients. I was wondering if you could tell us how much of your invested assets actually relate to Russian clients. I saw what you write on page 4 of the Q1 report, the 0.7%. But I'm not sure if that captures all the Russian clients or only a subset.

And the second question on the investment bank. So, $2.7 billion, almost $2.7 billion of global markets revenue. It's obviously quite impressive. I was wondering if you can give us a rough sense of how that was distributed month by month. In particular, how much of it is actually come in March? And maybe also whether the months-on-months spread during the first quarter this year was very different from what it would have been typically in a normal first quarter. Thank you very much.

Kirt Gardner

Yeah. Yeah. So, just maybe the Russian client question, so we did and you're right, Stefan. I think there's a lot of confusion around scope of Russian clients when people come out with disclosures. And so, we wanted to ensure that we were very, very clear on how we derive this.

Firstly, what we did is we took the total clients that are in scope of the European and the Swiss ordinance regarding maximum overall deposit in outflows and inflows of 100,000. We actually think that that is a very, very broad scope to start with. And on that basis, we looked at the total invested assets that those clients hold with us and that led to the 0.7%. And, of course, the conclusion there, is well as the largest global wealth manager, naturally, we have a Russian business, but you think about this in the context of our overall wealth manager business, it is not significant at all. It doesn't impact at all our ability to generate growth momentum and also to meet the targets that we've laid out, what we see going forward.

Then turning to the IB overall in the markets revenue, I would say that this quarter was a bit unusual. Usually in a typical first quarter, seasonality would actually drive January as substantially the best month of the quarter and often one of our best months of the year and we saw some of that play in, but it was unusual because we actually more broader geopolitical and market factors were in play as we went throughout the quarter. And I would say we saw a pretty good even distribution throughout the three months in terms of our overall generation of markets revenue. And as we've highlighted, certainly equities, equities derivatives in particular, along with rates and FX were what drove the very good quarter that we had.

Stefan Stalmann, Autonomous

Great. Could I maybe just follow up on the Russian aspect, please? So, if I understand you correctly, you're saying that the EEA and Swiss rules are very all-encompassing. So, that would also include sanctions imposed by the US and the UK?

Kirt Gardner

Yeah. Absolutely, it would include a far greater population than just where sanctions were imposed. In fact, when you look at that population and we would identify within that, there still are certain client segments that might be susceptible to further sanctions. But also, there's a large part of that population where we don't believe that there's any likely sanction exposure. So, it's a pretty broad definition.

Stefan Stalmann, Autonomous

Right. Okay. Thank you.

Ralph Hamers

So, it's a small part of our total invested assets and we've been pretty conservative at applying the definitions here. And the EU and the Swiss are the most strict in their approach to this.

Kirt Gardner

And we've also been very proactive in how we've actually looked to reduce our overall business, not just with clients already sanctioned, but also, we've looked at populations that have higher risk. We've been proactive with those populations.

Stefan Stalmann, Autonomous

Thank you very much.

Operator

The next question is from Jeremy Sigee from BNP Paribas. Please go ahead.

Jeremy Sigee, Exane BNP Paribas

Morning. Thank you and thanks and best wishes to Kirt from me as well.

Two questions, please. One on capital. Thank you for slide 23 which is which is very helpful. I just wanted to ask how some of those factors play forward. You know you've obviously told us that there's more op risk coming. I just wondered if you expect more RWA inflation in sort of the near term from some of the other drivers for market risks or from credit risk modeling. I don't know how your models work whether there's a lag effect and there's more inflations still to come through. And I guess sort of wrapping that up as well, whether you're I guess still comfortable with the 370 billion 2024 RWA guidance. So, any help on that would be great.

And then my second question is really just to raise more questions just on the timing of flows. The net new money flows in the quarter, was that a fairly steady pace? And I guess what I'm really asking is kind of the exit rate. You know, are we in an environment where the kind of flow run rate continues, or are we in something more subdued given the uncertainties in the world?

Kirt Gardner

Yes. Thank you, Jeremy. In terms of RWA, as we already guided on op risk, also for the remainder of the year for the additional three quarters, we do expect further increases that are known in terms of model changes that have been encouraged by FINMA, shall we say. And we expect those to be around 8 billion for the remainder of the year. Away from that, obviously it's going to be driven by business volumes. If you look at the market risk, RWA increase we saw. So, think of as a reg and stress VaR. Certainly, if market volatility subsides, we would expect to see a reduction in that 3 billion that I referenced.

Now, I wasn't sure about your 2024 question. But what we did, we updated our guidance in the fourth quarter. So, perhaps you're referring to the impact of adopting Basel III finalization of 20 billion. There's no effect there. That still would be our estimate that 20 billion and still what we would expect, subject, of course, very importantly to any FINMA discretion.

Jeremy Sigee, Exane BNP Paribas

The 24 numbers, the combination of the strategy and the growth, we anticipated plus Basel.

Kirt Gardner

Oh. Yeah. Plus Basel . So we would still be in line with the guidance.

Ralph Hamers

Yeah. Exactly.  No change there.

Kirt Gardner

There's no change there.

Ralph Hamers

No change there. Yeah.

Jeremy Sigee, Exane BNP Paribas

So the 370 million is fine. That is what really what I was asking. Yeah.

Ralph Hamers

Yes.

Kirt Gardner

Oh. And then your second question on flows actually the overall net new fee-generating asset flows up in the three months where we're pretty well equally distributed. And so we continued to see good positive flows in March.

Jeremy Sigee, Exane BNP Paribas

Okay. Thank you for that.

Operator

The next question is from Amit Goel from Barclays. Please go ahead.

Amit Goel, Barclays

Hi. Thank you. And also [indiscernible] and thanks for the help you provided and good luck for the future.

So two questions. One, a further follow-up on the Russia, the other on lending.

On Russia, I just wanted to get a sense on the 100 million kind of firmwide, you know, impact just how to think about that in terms of what drives that? And I guess I know it seems like about 5 billion is reclassification of fee generating assets relating to Russia but just trying to get a sense of how to think about that going forwards?

And then secondly, with regards to the lending, I'm also just curious in terms of the lending margins. So what you're seeing there and whether the margins have been stable or steady or whether there has been a little bit of contraction in particular in APAC with the declining volumes? Thank you.

Kirt Gardner

Yes, Amit. Thank you. So the 100 million there - and this is a little bit of a line which you see with the 0.6 billion and the 0.4 billion - the 100 million overall is mostly related to derivate and settlements that were impacted and interfered with, from the sanctions and where we have either taken wind down costs or we taken the provisions in terms of remaining exposures or receivables we might have, for example, with our nostro banks. There's a very small portion of that that was CLE related and therefore the vast majority is in the IB.

I think, in terms of the net new fee-generating assets, what we mentioned is our – that the 19.4 billion excludes some outflow that we saw with Russian clients as a consequence of the sanctions. We haven't mentioned what that number is, but you could just – just to ensure that you're aware that there was some adjustments and we can't say what that impact might be going forward. It's a bit unknown. It really just depends on, of course, the direction of any future new sanctions that we might see.

Now, regarding lending margins, our margins overall and in our wealth management business have held up reasonably well. And I think what you see in Asia Pacific with the de-leveraging, there's really not – there's not any pressure on margins just because of the supply-demand dynamics. Now, there is an exception. We are seeing pressure on mortgage margins in Switzerland, and particularly from the cantonal banks where there is – there's an awful lot of pressure to continue to lend and get exposure, particularly to long-duration interest rates, given the fact that deposits have grown quite a bit. So, that is an area that we're monitoring closely. And you've seen us in the past, we will actually give up market share and volume in favor of margin. And so, we'll continue to manage that in a responsible way but that is a scenario we're watching closely.

Ralph Hamers

The pressure in Switzerland, which is the new production pressure, it is not tainting our book, the margin in the book. So, from a revenue projection perspective, it is not meaningful.

Kirt Gardner

Yeah, absolutely. And didn’t affect the first quarter.

Amit Goel, Barclays

Got it. Thank you. Just to check, on the kind of Russian-related outflow, the derivation I get was just the 68 billion AUM change, the 19.4 net new money and the 82.3 billion other reduction which is how I got that net. So, is there potentially other changes as well?

Kirt Gardner

Yeah. So, I think in addition to that, you also have – you have market moves, you have foreign currency translation which also was adverse during the quarter, and then you had the net new fee-generating assets. And away from that, there's also a net new money impact which you could assume was greater than net new fee-generating. So, you have to factor that in as well. And then, you have the reclass.

Amit Goel, Barclays

Okay. Thank you.

Operator

The next question is from Adam Terelak from Mediobanca. Please go ahead.

Adam Terelak, Mediobanca

Morning. Thanks for the questions and all the best to Kirt.

I will sort of return to NII. On the guidance of 1 billion, I just want to make sure we've got apples with apples here because in the full-year guide, I think you were talking about some balance sheet impacts, clearly, I think FX has reduced the loan book. So, are we saying that sensitivities probably or the delta on sensitivity to rate is probably slightly higher than the difference between the two numbers given – and the balance sheet slightly smaller and actually adjust for that. And then on top of that 1 billion, do we then have to layer through any additional balance sheet growth? So, it stacked together Q1 balance sheet.

And then on the other side of that on deposits and the cost of deposits. I heard you saying on deposit re-pricing and the pass-through. Is there a threat now or has the threat from terming out and clients moving to term deposits increased given the sudden move with having rates clearly one year dollar rate were up about 2%? I think that's the level when in previous cycles we saw a bit of terming out holding back NII sensitivity. So, could you talk to rather than the pass through that you can control, whether clients are thinking about shifting to term and whether that can slant the NII development not this quarter, but in the next few quarters? Thank you.

Kirt Gardner

Yeah. So, maybe just to restate what the 1 billion is. And this is exactly consistent with how we always guide. We basically take the forwards as close to our disclosures as possible. Then we take the balance sheet as of the end of the quarter. And we did the same when we mentioned the 750 million around fourth quarter. And we apply the forwards. And so – and within that, of course, we determine our view on beta and what we expect. And we apply the math. But you're exactly right. It does not include any effect, positive or negative, of any flow generation over the remainder of the year. And as I said, that's apples to apples to compare the 750 million that we guided at the end, of 750 million. And it is for 2Q through 4Q. So, it's for the remainder of the year. And naturally there was some positive impact that we saw in the first quarter, it's roughly around 170 million, and as we said before, we expect of course the impact to continue to increase fairly significantly quarter for quarter, hence the 15% guidance quarter-on-quarter in the second quarter, and then you can expect to see a larger impacts as we go third and fourth quarter.

Now, in terms of deposit repricing, you're exactly right in terms of the dynamics. And as we manage our overall book and of course, noting that versus a very large consumer franchise, our clients do tend to be more rate sensitive. And so, therefore, we manage that accordingly. So, we – we of course, have current accounts, but we also have savings accounts. And the savings accounts for us are stable source of funding. We want to make sure that we price that in a way that we manage that funding source. And as well, we will look at clients as they think about terming out, and we will think about CD and term deposit programs accordingly. And also, as I mentioned, there was some outflows into money markets and we would expect that to continue as well.

Adam Terelak, Mediobanca

And in terms of the assumption on terming out, is that similar to previous cycles or,  any kind of comment on the speed we might see that this time around?

Kirt Gardner

Well, I would just say, as – as the – the interest rate increase has steepened, obviously, the – you would expect to see clients more prone to look into term-out, and we would – we would adjust our modeling accordingly.

Adam Terelak, Mediobanca

Right. Thank you.

Operator

The next question is Anke Reingen from RBC. Please go ahead.

Anke Reingen, RBC

Hi. Thank you very much for taking my question, and as well, thank you, Kirt, and all the best.

Two questions, please. The first is a follow-up question on capital, the 10-bps hit you saw in Q1 for – in the OCI, should we expect, I mean, corresponding to your NII guidance, a further hit to capital in Q2 based on the current forward curve?

And then secondly, on the fee-generating asset margin that hold up quite well and into Q1 versus Q4, and I just wanted to understand ex-NII moves, should we expect some more margin pressure I guess when you talk about shifts into more fixed income versus equities, or do you think that trend underlying this has got pressure given also the strong flows in SMA? Thank you very much.

Kirt Gardner

Yes. In terms of the capital impact, so where that's derived from, it's high-quality liquid assets by and large that we're holding in the US, in our banking subsidiary. It's around 9 billion and it's a mix of treasuries and mortgage-backed securities and it gets – it impacts capital to the extent that we have life-to-date overall losses that flow through CET1. Having said that, if we were to reduce that portfolio or we saw interest rates reverse, we actually would see that impact also reversed.

So, going forward, we continue to be exposed to interest rate increases. So, if we saw further moves in the curve, and this is mostly longer dated curves. Just because of the structure, our weighted average maturities is around five years. And just to note as well that the average overall rating of those assets are at the upper end of AA. So, they're very, very high quality.

Now, in terms of fee-generating assets and margins overall, I think as you observed, you have seen some stability in that margin over the last couple of quarters. But just to note that going forward, that margin is going to continue to be impacted by overall mix of products and investments that we placed with our clients as well as the trends that we've talked about before in terms of any further move into more ultra mix versus high net worth. And then, we have our SMA initiative which has also had an impact on margin.

But importantly, we don't manage the business for margin. We manage the business for PBT growth. So, for us, what's critical is we continue to see very positive run rate momentum from all the net new fee-generating asset inflows that we see.

Anke Reingen, RBC

Okay. Thank you.

Operator

The next question is from Flora Bocahut from Jefferies. Please go ahead.

Flora Bocahut, Jefferies

Yes. Thank you. Good morning. First of all, all the best, of course, to Kirt for the future from my side as well.

Two questions I wanted to ask you. The first is regarding the RWA move that we saw this quarter, so going back to capital here. The slide you provided at the end of the presentation is very useful. I just wanted to get back to the 7.7 billion dollar increase in RWA this quarter from the asset side and other movements. This is obviously a lot more than what we normally see. So, I just wanted, you know,  to see if you could elaborate on this. What's in the driver? Is it mainly business growth? And how much of this do you think could be reversed in the coming quarters, say, if volatility would reduce in markets, for example?

The second question is regarding the client behavior excluding APAC, so really focusing here on the US and Europe, what you saw in April, whatever you can tell us, whether you are seeing also some kind of slowdown in the willingness of your US and European customers to invest, to borrow but I mean post-Q1 so in the month that just finished if that’s possible? Thank you.

Ralph Hamers

Maybe I can start with the last one, Flora, which is it's really hard to comment on a month that we're still running, honestly.

So, let's not get ahead of ourselves because that would only be kind of two and a half weeks or three weeks in a month, which you can't extrapolate anyway. So, I don't think there is a lot of value in commenting on what we have seen in the last two or three weeks.

I think the most important thing here is what we see and what we can indicate to you is that our most recent checks in terms of investor sentiment globally has not really changed from a quarter ago. It's a mix of positivism of coming out of the COVID situation, combined with, you know, the cautiousness around inflation, news this year around the war and that is basically muting the investor demand specifically. But that is not different from the numbers that we saw at the end of the fourth quarter.

And that is basically those are the recent numbers that we have where we see actually in all regions, including Asia, by the way, similar sentiments around our clients and investors. So similar from a quarter ago in terms of the balance between being optimistic or neutral or pessimistic, we haven't seen that. Only Switzerland is a little bit more pessimistic around the sentiment, but globally it's the same numbers like a quarter ago.

Kirt Gardner

Yeah. And in terms of the RWA question, there's – there's a combination of factors that I already highlighted. It is partly due to increase lending that we were doing during the quarter. Obviously, all of that is positive for us and consistent with our strategy, and also consistent with our plan, when we reference where we expect to be by 2024.

And in addition to that, that there was also an increase due to derivatives activities. So, when you reflect on our markets revenue and the fact that we were up and, a lot of that increased was from our equities derivatives, our FX derivatives in our rates derivatives businesses, all of that resulted in higher overall asset levels that correspond, of course, with the very good performance we saw from the deployment of those assets.

Then there's a bit there related to model updates which we highlighted of 1.6 billion, and we referenced that we expect some more of that going forward. As to the increases or the reductions going forward, a lot of that will depend on the business environment, and also the continued execution of our strategy.

Flora Bocahut, Jefferies

Okay. Very useful. Thank you.

Operator

The next question is from Nicolas Payen from Kepler Cheuvreux. Please go ahead.

Nicolas Payen, Kepler Cheuvreux

Yes. Good morning. Thanks for taking my question. And Kirt, thank you very much and good luck for the future.

I have two questions. First – the first one is just in follow-up on Russia, and just I wanted to make sure I understood that well, that the 100 million impact for the P&L was for Q1. And if that was the case, do you expect further impacts for the rest of the year?

And the second question would be on the payout and capital distribution, as you said, you reached 100% payout ratio for the quarter. And I wanted to ask if it is something that we should get in mind for the rest of the year? And in parallel to that, could we expect you to increase the share buyback above 5 billion at some point if the capital development is positive or earnings development is positive or is it a hard ceiling? Thank you very much.

Ralph Hamers

Nicolas, on the first one, nobody knows how the world will develop. But what we can say is that when we managed this situation in the beginning, and we were pretty early in de-risking even before the war actually started, clearly the risk calls are generally coming from, as Kirt has already indicated, some counterparty risk as well as some failed settlements basically or blocked settlements or frozen settlements, whatever you want to call it because counterparties can perform money-wise but sanctions forbid us to collect the money or then to pay the money.

And that's where we have taken a view as to how to provision for that. And this is basically in a period in which we did a lot of de-risking. A lot of de-risking. And as you've also seen that the direct risk exposure to Russia has decreased to 400 million which basically now constitutes of a bit of nostro, some counterparty, but a lot of trade exposure which is basically exposure that will self-liquidate with trades being performing.

Again, nobody knows where the world is going, but I think – and you should expect from us – that we have prudently taken a look at what is the provision or the risk cost that we should take for the quarter on the total.

Kirt Gardner

Yes. And Nicolas, in terms of a payout, so we'll just go back and as you know, we don't guide on payout. So, what we've indicated is progressive cash dividend. You saw when we highlighted the 400 million in the first quarter. We also indicated we're going to repurchase, we said before, “up to”; now, we said, “around” 5 billion, and so that is stronger, more confident language. And so, when you look at the remainder of the year, you can assume that we're going to stick with a progressive dividend and that we're going to follow through on repurchasing up to [edit: around] 5 billion. And then, the payout ratio will be what it will be.

Nicolas Payen, Kepler Cheuvreux

Thank you very much.

A

Thank you.

Operator

The next question is from Andrew Lim from Société Générale. Please go ahead.

Andrew Lim, Société Générale

Hi. Good morning. Thanks for taking my questions. So, I've got two questions. Firstly on GWM, if we look regionally, the US sticks out a bit in terms of having strong revenues like some of the other regions except for Asia. But also, for the US, more than offset by cost inflation. So, I guess, we're seeing pretax profit fall. And I'm wondering there whether that's symptomatic of structural inflation that we're seeing in the US or whether there's more of a one-off element to that.

And then secondly, on litigation, I know you can't talk about this in too much detail, but I was wondering if you could confirm or not whether US regulators have made inquiries to yourself about your block trading activities.

And then finally, best wishes from myself, Kirt, and good luck for the future.

Kirt Gardner

Yeah. So, in terms of the Americas and GWM, so what happened in the quarter, as you said, we have 6% top line growth, but then, also we highlighted the fact that we also had a litigation, of course increase year-on-year, plus we have FA comp increase year-on-year. And also, I would note, that last year in the first quarter, we had a one-time overall compensation effect that caused for lower levels of variable compensation. So, all of that went into the increase in costs. So, it's not something that we would certainly expect going forward, except for obviously, FA comp - FA comp will depend on compensable revenue.

But having said that, also, I would note that if you think about increases in NII, in general, our payout ratio on NII is far lower than other revenue sources, so that should be positive and accretive to pre-tax margin.

Ralph Hamers

Yeah. And on the last question, as you can well understand, we never actually comment on our interactions with authorities or regulators. So, also, in this case, we won't do that, Andrew. Thank you.

Andrew Lim, Société Générale

Okay. That's great. Thanks.

Ralph Hamers

Okay, good. Hey, thanks, that gets us to, to the end of the session. As you know, our Investor Relations team is always ready to pick up the phone and answer further questions that you may have while diving into the numbers.

At this moment, I just want to conclude by saying that, you know, focusing on delivering our strategy, staying close to your clients, managing risk adequately led to a very strong quarter for us. A strong quarter in terms of continuous commercial momentum with clients, strong quarter in terms of P&L  also a quarter in which we feel that, you know, the share buyback is showing confidence in terms of our capital position as well. And with that, I would maybe reiterate my thanks to Kirt.

Thanks a lot, Kirt, for all you've done and let's close the call. Thank you.

Cautionary Statement Regarding Forward-Looking Statements | This document contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. Russia’s invasion of Ukraine has led to heightened volatility across global markets, to the coordinated implementation of sanctions on Russia and Belarus, Russian and Belarusian entities and nationals, and to heightened political tensions across the globe. In addition, the war has caused significant population displacement, and if the conflict continues, the scale of disruption will increase and may come to include wide-scale shortages of vital commodities, including causing food insecurity. The speed of implementation and extent of sanctions, as well as the uncertainty as to how the situation will develop, may have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated. This creates significantly greater uncertainty about forward-looking statements. The COVID-19 pandemic and the measures taken to manage it have had and may also continue to have a significant adverse effect on global and regional economic activity, including disruptions to global supply chains, inflationary pressures, and labor market displacements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) UBS’s ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, or other external developments; (viii) UBS’s ability to maintain and improve its systems and controls for complying with sanctions and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of sanctions, tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from nation states and while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2021. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  April 26, 2022